Exhibit 99
SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Financial Statements
(Unaudited)
September 30, 2006 and 2005
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated balance sheets of Shinhan Financial Group Co., Ltd. (the “Company”) as of September 30, 2006 and the related non-consolidated statements of income and cash flows for the three-month and nine-month periods ended September 30, 2006 and 2005. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet of the Company as of December 31, 2005 and the related non-consolidated statements of income, appropriation of retained earnings and cash flows for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated January 26, 2006, expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2005, presented for comparative purposes, is not different from that audited by us in all material respects.
The accompanying non-consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and, nothing has come to our attention to suggest that the financial statements expressed in Korean Won have not been translated into dollars on the basis set forth in note 2(b) to the financial statements.
The following matters may be helpful to the readers in their understanding of the non-consolidated financial statements:
As discussed in Note 1 to the non-consolidated financial statements, the credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006. Shinhan Card Co., Ltd. issued 41,207,856 shares of common stock in consideration. Additionally, on April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. In connection with the merger, Chohung Bank issued 828,505,540 shares of common stock in consideration. After the merger, Chohung Bank changed its name to Shinhan Bank.
As discussed in Note 1 to the non-consolidated financial statements, on August 16, 2006, the Company was appointed as a preferred bidder of LG Card. According to a MOU dated on August 23, 2006, the Company is scheduled to acquire 78.6% of the outstanding shares in LG Card at ~~W~~68,410 per share through a tender offer.

As discussed in Note 2(a) to the non-consolidated financial statements, accounting principles and review standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.
As discussed in Note 10 to the non-consolidated financial statements, the Company recorded assets and interest income resulting from related party transactions as of September 30, 2006 and December 31, 2005 and for three-month and nine-month periods ended September 30, 2006 and 2005.
As discussed in Note 12 to the non-consolidated financial statements, regarding the acquisition of shares in Chohung Bank in 2003, the Company made an agreement with the Korea Deposit Insurance Corporation (the “KDIC“) to pay contingent consideration to the KDIC (“Earn Out Payment”) based on the earnings of Chohung Bank in future periods. As of September 30, 2006, the contingent consideration was not included in the acquisition cost because the amount was not determinable.
KPMG Samjong Accounting Corp.
Seoul, Korea
October 27, 2006

This report is effective as of October 27, 2006, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Balance Sheets
September 30, 2006 and December 31, 2005
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2006		2005	2006	2005
Assets

Cash and due from banks	~~W~~	286,545	64,374	$303,158	68,106
Securities (note 3)		12,290,523	10,882,359	13,003,092	11,513,287
Loans (notes 4 and 11)		1,279,733	1,476,630	1,353,928	1,562,241
Fixed assets (note 5)		1,755	2,290	1,857	2,423
Other assets (notes 6 and 11)		100,072	36,478	105,874	38,593

Total assets	~~W~~	13,958,628	12,462,131	$14,767,909	13,184,650

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (notes 7 and 11)	~~W~~	356,164	156,098	$376,813	165,148
Debentures (note 8)		2,673,792	2,126,043	2,828,811	2,249,305
Retirement and severance benefits		1,236	552	1,308	584
Other liabilities (notes 9 and 11)		30,204	42,421	31,955	44,881

Total liabilities		3,061,396	2,325,114	3,238,887	2,459,918

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 13)

Common stock		1,907,838	1,796,037	2,018,449	1,900,166

Authorized – 1,000,000,000 shares Issued and outstanding – 381,567,614 shares in 2006 – 359,207,313 shares in 2005

Preferred stock		262,920	374,721	278,163	396,446

Issued and outstanding – 39,767,169 shares in 2006 – 74,944,262 shares in 2005
Capital surplus		4,360,082	4,360,112	4,612,867	4,612,899
Retained earnings (note 14)		3,353,913	2,960,355	3,548,363	3,131,988
Capital adjustments (notes 3, 15 and 16)		1,012,479	645,792	1,071,180	683,233

Total stockholders’ equity		10,897,232	10,137,017	11,529,022	10,724,732

Commitments and contingencies (note 12)

Total liabilities and stockholders’ equity	~~W~~	13,958,628	12,462,131	$14,767,909	13,184,650

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the three-month and nine-month periods ended September 30, 2006 and 2005
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won					U.S. dollars (note 2)
						Three month	Nine month
						period	period
	Three month period			Nine month period		ended	ended
	ended September 30,			ended September 30,		September 30,	September 30,
	2006		2005	2006	2005	2006	2006
Operating revenue:

Gain from equity method (notes 3 and 23)	~~W~~	523,544	422,210	1,632,956	1,304,300	$553,898	1,727,630
Interest income (note 10)		20,770	23,975	61,161	73,033	21,974	64,707
Other		—	148	989	515	—	1,046

		544,314	446,333	1,695,106	1,377,848	575,872	1,793,383

Operating expense:

Loss from equity method (notes 3 and 23)		601	327	46	1,134	636	49
Interest expense		34,737	28,854	91,715	84,035	36,751	97,032
Fees and commission expense		—	15	159	84	—	168
General and administrative expense (note 17)		10,282	9,799	32,644	27,524	10,878	34,537

		45,620	38,995	124,564	112,777	48,265	131,786

Operating income		498,694	407,338	1,570,542	1,265,071	527,607	1,661,597

Non-operating income, net		11,472	53	11,683	804	12,137	12,360

Net income	~~W~~	510,166	407,391	1,582,225	1,265,875	$539,744	1,673,957

Income per share in Won and U.S. dollars (note 19)	~~W~~	1,331	1,219	4,149	3,802	$1.41	4.39

Diluted income per share in Won and U.S. dollars (note 19)	~~W~~	1,331	1,077	4,149	3,357	$1.41	4.39

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the three-month and nine-month periods ended September 30, 2006 and 2005
(In millions of Won and thousands of U.S. dollars)

	Won					U.S. dollars (note 2)
						Three month	Nine month
						period	period
	Three month period			Nine month period		ended	ended
	ended September 30,			ended September 30,		September 30,	September 30,
	2006		2005	2006	2005	2006	2006
Cash flows from operating activities:

Net income	~~W~~	510,166	407,391	1,582,225	1,265,875	$539,744	1,673,958

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation		159	180	461	470	168	488
Amortization		74	29	220	86	78	233
Provision for (reversal of) allowance for loan losses, net		495	(148)	(989)	(515)	524	(1,04)
Provision for retirement and severance benefit		501	98	859	437	530	909
Gain from equity method, net		(522,943)	(421,883)	(1,632,910)	(1,303,166)	(553,262)	(1,727,581)
Stock compensation costs		1,127	1,225	7,924	5,151	1,192	8,383
Increase in other assets		(51,676)	(4,741)	(49,901)	(4,642)	(54,672)	(52,794)
Increase(decrease) in other liabilities		1,893	(14,952)	885	(41,988)	2,003	936
Retirement and severance benefit paid		(22)	(124)	(337)	(137)	(23)	(357)
Decrease in deposit for severance benefit insurance		10	59	162	147	11	171
Other, net		643	246	1,774	1,640	682	1,877

Net cash used in operating activities		(59,573)	(32,620)	(89,627)	(76,642)	(63,025)	(94,823)

Cash flows from investing activities:

Cash provided by investing activities:

Decrease in equity method investment securities		—	—	—	379,210	—	—
Decrease in loans		50,000	331,229	643,140	402,543	52,899	680,427
Decrease in fixed assets		22	—	53	21	23	56
Dividends received		5,618	4,847	471,142	4,847	5,944	498,457

		55,640	336,076	1,114,335	786,621	58,866	1,178,940

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the three-month and nine-month periods ended September 30, 2006 and 2005
(In millions of Won and thousands of U.S. dollars)

	Won					U.S. dollars (note 2)
						Three month	Nine month
						period	period
	Three month period			Nine month period		ended	ended
	ended September 30,			ended September 30,		September 30,	September 30,
	2006		2005	2006	2005	2006	2006
Cash used in investing activities:

Increase in equity method investment securities		—	276	—	276	—	—
Increase in loans		150,000	300,000	450,000	300,000	158,697	476,090
Increase in fixed assets		100	85	198	836	106	209
Increase in other assets		—	—	—	2,243	—	—
Decrease in other liabilities		—	166,516	20,597	166,516	—	21,791

		150,100	466,877	470,795	469,871	158,803	498,090

Net cash provided by investing activities		(94,460)	(130,801)	643,540	316,750	(99,937)	680,850

Cash flows from financing activities:

Cash provided by financing activities:

Increase in borrowings		290,000	95,012	460,000	148,065	306,813	486,669
Increase in debentures		200,000	180,000	1,200,000	680,000	211,595	1,269,573
Proceeds from disposition of treasury stock		—	—	—	499	—	—

		490,000	275,012	1,660,000	828,564	518,408	1,756,242

Cash used in financing activities:

Decrease in borrowings		70,000	36,053	255,188	134,367	74,058	269,983
Decrease in debentures		30,000	31,314	650,000	371,314	31,739	687,685
Decrease in Redeemable Preferred Stocks		697,864	—	697,864	—	738,324	738,324
Debentures issuance cost paid		787	702	4,026	2,574	833	4,259
Stock issuance cost paid		29	—	29	—	31	31
Dividends paid		110	35	384,635	347,527	116	406,935
Acquisition of treasury stock		—	—	—	438	—	—

		798,790	68,104	1,991,742	856,220	845,101	2,107,217

Net cash provided by (used in) financing activities		(308,790)	206,908	(331,742)	(27,656)	(326,693)	(350,975)

Net increase (decrease) in cash and cash equivalents		(462,823)	43,487	222,171	212,452	(489,655)	235,052
Cash and cash equivalents at beginning of period		749,368	200,110	64,374	31,145	792,814	68,106

Cash and cash equivalents at end of period	~~W~~	286,545	243,597	286,545	243,597	$303,159	303,158

See accompanying notes to non-consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
September 30, 2006
(Unaudited)
(1)	General Description

Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 by way of the transfer of all issued shares owned by the stockholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan Investment Trust Management Co., Ltd. to the Company. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliated companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.

On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.

As of September 30, 2006, the Company had eight subsidiaries and three joint venture companies, and its capital stock consisted of ~~W~~1,907,838 million in common stock and ~~W~~262,920 million in preferred stock.

On August 16, 2006, the Company was appointed as a preferred bidder of LG Card. According to a MOU dated on August 23, 2006, the Company is scheduled to acquire 78.6% of the outstanding shares in LG Card at W 68,410 per share through a tender offer.

Details of its subsidiaries and joint venture companies are as follows:
     (a) Subsidiaries
a.	Shinhan Bank (Formerly Chohung Bank)

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006. Shinhan Card Co., Ltd. issued 41,207,856 shares of common stock in consideration. Additionally, on April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. In connection with the merger, Chohung Bank issued 828,505,540 shares of common stock in consideration. After the merger, Chohung Bank changed its name to Shinhan Bank.

As of September 30, 2006, Shinhan Bank operated through 890 domestic branches, 76 depositary offices and 11 overseas branches, and its capital stock amounted to ~~W~~7,528,078 million.

b.	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of September 30, 2006, it operated through 79 branches and its capital stock amounted to ~~W~~796,998 million (including ~~W~~19,117 million of preferred stock).

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(1)	General Description, Continued
c.	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses. As of September 30, 2006, Shinhan Life Insurance operated through 118 branches and its capital stock amounted to ~~W~~200,000 million.

d.	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was established on June 1, 2002 under the Credit Specialty Finance Business Law through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of September 30, 2006, Shinhan Card had 3.21 million franchise accounts and 6.88 million credit card holders, and its capital stock amounted to ~~W~~358,886 million.

e.	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Shinhan Capital’s capital stock as of September 30, 2006 amounted to ~~W~~80,000 million.

f.	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in the commercial banking and trust business and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of September 30, 2006 amounted to ~~W~~77,644 million.

g.	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in the business of debt collection services and credit research. Shinhan Credit Information’s capital stock as of September 30, 2006 amounted to ~~W~~3,000 million.

h.	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 16, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of September 30, 2006 amounted to ~~W~~10,000 million.
(b)	Joint Venture Companies
a.	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement made on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”). Shinhan BNP Paribas ITMC’s capital stock as of September 30, 2006 amounted to ~~W~~40,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(1)	General Description, Continued
b.	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of September 30, 2006 amounted to ~~W~~30,000 million.

c.	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of September 30, 2006 amounted to ~~W~~1,000 million.
Details of ownership as of September 30, 2006 and December 31, 2005 were as follows:

		2006		2005
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)
Subsidiaries:

Shinhan Financial Group	Shinhan Bank	1,505,615,506	100.00	933,324,364	100.00
	Good Morning Shinhan	159,399,664	100.00	159,399,664	100.00
	Securities
	Shinhan Life Insurance	40,000,000	100.00	40,000,000	100.00
	Shinhan Card	71,777,256	100.00	30,569,400	100.00
	Shinhan Capital	12,250,000	100.00	12,250,000	100.00
	Jeju Bank	9,692,369	62.40	9,692,369	62.40
	Shinhan Credit Information	600,000	100.00	600,000	100.00
	Shinhan PE	2,000,000	100.00	2,000,000	100.00
Shinhan Bank	Shinhan Financial Group	7,130,117	1.9	11,406,522	3.20
Good Morning Shinhan Securities	Shinhan Financial Group	—	—	203,675	0.10

Joint venture companies:

Shinhan Financial Group	Shinhan BNP Paribas ITMC	4,000,001	50.00	4,000,001	50.00
	SH&C Life Insurance	3,000,001	50.00	3,000,001	50.00
	Shinhan Macquarie	102,000	51.00	102,000	51.00

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use only by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information included in the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~945.20 to US$1, the basic exchange rate on September 30, 2006. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

The Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 18 (“Investment in Joint Venture Companies”), No. 19 (“Lease”) and No. 20 (“Related Party Disclosure”), effective from the first fiscal year beginning after December 31, 2005. Except for the adoption of the aforementioned accounting standards, the same accounting policies were applied for the non-consolidated financial statements both as of and for the nine-month period ended September 30, 2006 and as of and for the year ended December 31, 2005. The non-consolidated financial statements as of and for the year ended December 31, 2005, which are presented for comparative purposes, reflect the above accounting standards. Application of these accounting standards resulted in an increase in retained earnings and decrease in capital adjustments by ~~W~~1,731 million.

(d)	Allowance for Loan Losses

Allowance for doubtful accounts is estimated based on an analysis of individual accounts and past experience of collection.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(e)	Equity Method Investment Securities

Equity securities held for investment in companies in which the Company is able to exercise significant control over the investees are accounted for using the equity method.

Under the equity method, the Company’s initial investment is recorded at cost and is subsequently increased to reflect the Company’s share of the investee income and reduced to reflect the Company’s share of the investee losses or dividends received. Any excess in the Company’s acquisition cost over the Company’s share of the investee’s identifiable net assets is considered as goodwill (negative goodwill) and amortized by the straight-line method over a reasonable period, generally less than 20 years. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that the carrying amount may not be recoverable, the Company reviews goodwill for any impairment.

Under the equity method, the Company does not record its share of loss of an affiliate company when such loss would make the Company’s investment in such entity less than zero. If the Company holds preferred stock or long-term debt issued by the affiliate, the Company’s share of loss of the affiliate remains recorded until such investment is reduced to zero.

(f)	Joint Venture

Investments in jointly controlled entities are accounted for using the equity method.

(g)	Fixed Assets
ii)	Property and equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value.

Depreciation is computed by the declining-balance method using rates based on the useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	”	”
Leasehold improvement	Straight-line	”
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

iii)	Intangible Assets

Intangible assets are stated at cost less accumulated amortization and impairment losses. Intangible assets are amortized using the straight-line method over five years.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income. Deferred tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(j)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on current rates of pay and length of service when they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying balance sheets. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated balance sheets as a reduction of the liability for retirement and severance benefits.

(k)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates, with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~945.2 and ~~W~~1,013.0 to US$1, the rates of exchange on September 30, 2006 and December 31, 2005, respectively, that are permitted by Financial Accounting Standards. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(l)	Stock Options

The stock option program allows the Company’s employees to acquire shares of the Company for a specified price at specified times. The option exercise price is generally fixed at below the market price of the underlying shares at the date of the grant. The Company values equity-settled stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and capital adjustment over the period in which the options vest. When the options are exercised, equity is increased by the amount of the proceeds received which is equal to the exercise price. However, compensation cost for cash-settled stock options is measured each period based on the current stock price and is recognized as an expense and a liability over the service period.

(m)	Provision

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

(n)	Use of Estimates

The preparation of non-consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to financial statements. Actual results could differ from those estimates.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(3) Securities
Securities as of September 30, 2006 and December 31, 2005 consist solely of equity method investment securities and details were as follows:
(in millions of Won)

	2006
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Investees	balance		dividend, net	gain (loss)	earnings	adjustments	balance
Subsidiaries:

Shinhan Bank	~~W~~	8,751,516	(955,218)	1,278,735	(3,994)	237,133	9,308,172
Good Morning Shinhan Securities		900,138	—	63,875	(101,457)	103,374	965,930
Shinhan Life Insurance		737,788	(20,000)	55,212	(301)	12,009	784,708
Shinhan Card		221,449	526,806	171,032	—	(697)	918,590
Shinhan Capital		151,789	(15,313)	43,104	—	178	179,758
Jeju Bank		60,770	—	11,218	—	(422)	71,566
Shinhan Credit Information		9,263	(1,800)	2,185	—	—	9,648
Shinhan PE		8,741	—	(46)	—	—	8,695

		10,841,454	(465,525)	1,625,315	(105,752)	351,575	12,247,067

Joint venture companies:

Shinhan BNP Paribas ITMC		24,103	(3,600)	3,412	—	1	23,916
SH&C Life Insurance		15,513	—	3,456	—	571	19,540
Shinhan Macquarie		1,289	(2,016)	727	—	—	—

		40,905	(5,616)	7,595	—	572	43,456

	~~W~~	10,882,359	(471,141)	1,632,910	(105,752)	352,147	12,290,523

The changes in goodwill (negative goodwill) for the nine-month period ended September 30, 2006 were as follows:
(in millions of Won)

	Beginning			Amortization
	balance		Increase	(reversal)	Ending balance
Shinhan Bank	~~W~~	1,065,725	(343,112)	53,484	669,129
Good Morning Shinhan Securities		110,530	—	12,754	97,776
Shinhan Life Insurance		414,545	—	31,352	383,193
Shinhan Card		—	343,112	15,027	328,085
Jeju Bank		(4,285)	—	(515)	(3,770)

	~~W~~	1,586,515	—	112,102	1,474,413

The market value of the shares of Jeju Bank owned by the Company was ~~W~~ 65,230million as of September 30, 2006 using the quoted market price (~~W~~ 6,730 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(3) Securities, Continued
(in millions of Won)

	2005
			Acquisition	Equity
	Beginning		and	method	Retained	Capital	Ending
Investees	balance		dividend, net	gain (loss)	earnings	adjustments	balance
Subsidiaries:

Shinhan Bank	~~W~~	4,125,253	(367,210)	826,156	(1,590)	(82,638)	4,499,971
Chohung Bank		2,891,019	220,714	777,844	(1,807)	363,775	4,251,545
Good Morning Shinhan Securities		843,500	—	74,629	(30,311)	12,320	900,138
Shinhan Life Insurance		—	730,432	2,565	—	4,791	737,788
Shinhan Card		168,708	—	52,741	—	—	221,449
Shinhan Capital		122,525	(12,000)	36,418	—	4,846	151,789
Jeju Bank		53,036	—	7,825	(30)	(61)	60,770
e-Shinhan		2,887	(2,861)	—	—	(26)	—
Shinhan Credit Information		6,862	—	2,401	—	—	9,263
Shinhan PE		9,788	—	(1,047)	—	—	8,741

		8,223,578	569,075	1,779,532	(33,738)	303,007	10,841,454

Joint ventures:

Shinhan BNP Paribas ITMC		22,810	(2,400)	3,725	—	(32)	24,103
SH&C Life Insurance		14,614	—	2,680	—	(1,781)	15,513
Shinhan Macquarie		1,098	(2,446)	2,637	—	—	1,289

		38,522	(4,846)	9,042	—	(1,813)	40,905

	~~W~~	8,262,100	564,229	1,788,574	(33,738)	301,194	10,882,359

The changes in goodwill (negative goodwill) for the year ended December 31, 2005 were as follows:
(in millions of Won)

	Beginning			Amortization
	balance		Increase	(reversal)	Ending balance
Chohung Bank	~~W~~	922,468	220,714	77,457	1,065,725
Good Morning Shinhan Securities		127,534	—	17,004	110,530
Shinhan Life Insurance		—	418,029	3,484	414,545
Jeju Bank		(4,970)	—	(685)	(4,285)

	~~W~~	1,045,032	638,743	97,260	1,586,515

The market value of the shares of Jeju Bank owned by the Company was ~~W~~68,816 million as of December 31, 2005 using the quoted market price (~~W~~ 7,100 per share) at that date.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(4) Loans
(a) Loans as of September 30, 2006 and December 31, 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Loans in Won	~~W~~	1,220,000	1,340,000
Loans in foreign currencies		66,164	70,910
Privately placed bonds		—	73,140

		1,286,164	1,484,050
Less: allowance for loan losses		(6,431)	(7,420)

	~~W~~	1,279,733	1,476,630

(b) Details of loans as of September 30, 2006 and December 31, 2005 were as follows:
(in millions of Won)

		2006			2005
	Borrower	Interest rate(%)	Amount		Interest rate(%)	Amount
Loans in Won	Shinhan Card	4.49 - 6.28	~~W~~	550,000	4.49 - 6.28	~~W~~	750,000
	Shinhan Capital	4.33 - 8.12		500,000	4.33 - 8.12		500,000
	Good Morning	5.25 - 5.64		170,000	5.25		70,000
	Shinhan Securities
	Jeju Bank	—		—	6.43		20,000

				1,220,000			1,340,000

Loans in foreign currencies	Shinhan Capital	3M Libor+0.9		66,164	3M Libor+0.9		70,910

Privately placed bonds	Shinhan Bank	—		—	7.42		50,000

	Jeju Bank	—		—	8.14		23,140

				—			73,140

				1,286,164			1,484,050

Allowance for loan losses				(6,431)			(7,420)

			~~W~~	1,279,733		~~W~~	1,476,630

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(4)	Loans, Continued
(c) The maturities of loans as of September 30, 2006 and December 31, 2005 were as follows:
(in millions of Won)

			Loans	Privately
	Loans		in foreign	placed
At September 30, 2006	in Won		currencies	bonds	Total
Due in 3 months or less	~~W~~	100,000	28,356	—	128,356
Due after 3 months through 6 months		130,000		—	130,000
Due after 6 months through 12 months		40,000	37,808	—	77,808
Due after 1 year through 3 years		730,000	—	—	730,000
Thereafter		220,000	—	—	220,000

	~~W~~	1,220,000	66,164	—	1,286,164

(in millions of Won)

			Loans	Privately
	Loans		in foreign	placed
At December 31, 2005	in Won		currencies	bonds	Total
Due in 3 months or less	~~W~~	270,000	—	—	270,000
Due after 3 months through 6 months		250,000	—	—	250,000
Due after 6 months through 12 months		130,000	30,390	—	160,390
Due after 1 year through 3 years		430,000	40,520	73,140	543,660
Thereafter		260,000	—	—	260,000

	~~W~~	1,340,000	70,910	73,140	1,484,050

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(5)	Fixed Assets
Fixed assets as of September 30, 2006 and December 31, 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Property and equipment:
Vehicles	~~W~~	261	391
Furniture and fixtures		1,436	1,391
Other		1,728	1,704

		3,425	3,486
Less: accumulated depreciation		(2,605)	(2,286)

		820	1,200

Intangible assets:
Other		935	1,090

	~~W~~	1,755	2,290

(6)	Other Assets
Other assets as of September 30, 2006 and December 31, 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Guarantee deposits paid	~~W~~	10,082	10,082
Accounts receivable		28,059	14,809
Accrued income		8,770	8,466
Advance payments		50,953	10
Prepaid expenses		53	724
Prepaid income taxes		346	577
Other		1,809	1,810

	~~W~~	100,072	36,478

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(7)	Borrowings
(a) Borrowings as of September 30, 2006 and December 31, 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Borrowings in Won	~~W~~	290,000	85,188
Borrowings in foreign currencies		66,164	70,910

	~~W~~	356,164	156,098

(b) Details of borrowings as of September 30, 2006 and December 31, 2005 were as follows:
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2006		2005
Borrowings in Won:
September 30, 2005	January 03, 2006	4.18%	~~W~~	—	20,000
December 28, 2005	April 03, 2006	4.31%		—	65,000
March 23, 2005	March 23, 2006	6M +1.05%		—	188
September 28, 2006	December 28, 2006	5.33%		200,000	—
September 28, 2006	December 28, 2006	5.23%		90,000	—

				290,000	85,188

Borrowings in foreign currencies:

December 30, 2003	December 30, 2006	3ML+0.7%		28,356	30,390
July 15, 2004	June 15, 2007	3ML+0.7%		37,808	40,520

				66,164	70,910

			~~W~~	356,164	156,098

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(7)	Borrowings, Continued
(c)	The maturities of borrowings as of September 30, 2006 and December 31, 2005 were as follows:
(in millions of Won)

	Borrowings		Borrowings in
At September 30, 2006	in Won		foreign currencies	Total
Due in 3 months or less	~~W~~	290,000	28,356	318,356
Due after 3 months through 6 months		—	—	—
Due after 6 months through 12 months		—	37,808	37,808

	~~W~~	290,000	66,164	356,164

(in millions of Won)

	Borrowings		Borrowings in
At December 31, 2005	in Won		foreign currencies	Total
Due in 3 months or less	~~W~~	20,188	—	20,188
Due after 3 months through 6 months		65,000	—	65,000
Due after 6 months through 12 months		—	30,390	30,390
Due after 1 year through 3 years		—	40,520	40,520

	~~W~~	85,188	70,910	156,098

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(8)	Debentures
(a)	Debentures as of September 30, 2006 and December 31, 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Debentures in Korean Won	~~W~~	2,680,000	2,130,000
Less: discount on debentures		(6,208)	(3,957)

	~~W~~	2,673,792	2,126,043

(b)	Details of debentures as of September 30, 2006 and December 31, 2005 were as follows:
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2006		2005
Unsecured debentures in Korean Won:

December 21, 2001	December 21, 2006	7.12	~~W~~	50,000	50,000
April 04, 2002	April 04, 2007	7.47		20,000	20,000
May 20, 2002	May 20, 2007	7.25		20,000	20,000
July 29, 2002	July 29, 2007	6.30		20,000	20,000
November 21, 2002	November 21, 2007	5.88		20,000	20,000
December 16, 2002	December 16, 2007	5.96		20,000	20,000
January 24, 2003	January 24, 2006	5.19		—	70,000
February 26, 2003	February 26, 2006	4.99		—	200,000
April 23, 2003	April 23, 2006	5.47		—	100,000
May 23, 2003	May 23, 2006	5.29		—	100,000
June 24, 2003	June 24, 2006	5.43		—	150,000
June 24, 2003	June 24, 2008	5.69		30,000	30,000
July 24, 2003	July 24, 2006	5.55		—	30,000
July 24, 2003	July 24, 2008	5.87		20,000	20,000
October 24, 2003	October 24, 2006	4.63		100,000	100,000
December 23, 2003	December 23, 2006	5.35		200,000	200,000
March 24, 2004	March 24, 2007	4.76		30,000	30,000
March 24, 2004	March 24, 2009	5.11		20,000	20,000
June 25, 2004	June 25, 2009	4.93		50,000	50,000
July 08, 2004	July 08, 2009	4.81		100,000	100,000
January 31, 2005	January 31, 2008	4.21		30,000	30,000
January 31, 2005	January 31, 2010	4.59		70,000	70,000
March 18, 2005	March 18, 2007	4.13		100,000	100,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(8) Debentures, Continued
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2006		2005
March 18, 2005	March 18, 2008	4.23		50,000	50,000
May 09, 2005	May 09, 2008	3.99		50,000	50,000
June 29, 2005	June 29, 2008	4.01		50,000	50,000
June 29, 2005	June 29, 2010	4.28		150,000	150,000
September 14, 2005	September 14, 2008	4.77		70,000	70,000
September 14, 2005	September 14, 2010	5.18		110,000	110,000
December 16, 2005	December 16, 2008	5.48		40,000	40,000
December 16, 2005	December 16, 2010	5.74		60,000	60,000
January 24, 2006	January 24, 2009	5.24		100,000	—
February 27, 2006	February 27, 2009	5.07		100,000	—
April 24, 2006	April 24, 2009	5.09		200,000	—
June 28, 2006	June 28, 2009	5.25		220,000	—
June 28, 2006	June 28, 2009	5.42		130,000	—
June 28, 2006	June 28, 2009	5.52		50,000	—
June 29, 2006	June 29, 2009	5.24		100,000	—
June 29, 2006	June 29, 2009	5.32		100,000	—
July 31, 2006	July 31, 2011	5.16		100,000	—
September 26, 2006	September 26, 2009	4.81		50,000	—
September 26, 2006	September 26, 2011	4.91		50,000	—

				2,680,000	2,130,000
		Discount on debentures		(6,208)	(3,957)

			~~W~~	2,673,792	2,126,043

(c)	The maturities of debentures in Korean Won as of September 30, 2006 and December 31, 2005 were as follows:
(in millions of Won)

	2006		2005
Due in 3 months or less	~~W~~	350,000	270,000
Due after 3 months through 6 months		130,000	350,000
Due after 6 months through 12 months		60,000	380,000
Due after 1 year through 3 years		1,420,000	570,000
Thereafter		720,000	560,000

	~~W~~	2,680,000	2,130,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(9) Other Liabilities
     Other liabilities as of September 30, 2006 and December 31, 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Withholding taxes	~~W~~	257	491
Dividends payable		1,698	1,284
Accounts payable		1,317	20,990
Accrued expenses		26,932	19,656

	~~W~~	30,204	42,421

(10) Related Party Transactions
(a)	Significant transactions with the related parties for the three-month and nine-month periods ended September 30, 2006 and 2005 were as follows:
(in millions of Won)

		Three-month period ended			Nine-month period ended
		September 30,			September 30,
Related party	Account	2006		2005	2006	2005
[Revenue earned]
Shinhan Bank	Interest income	~~W~~	33	1,637	2,816	3,858
Good Morning Shinhan Securities	Interest income		1,869	919	3,707	2,457
Shinhan Card	Interest income		7,149	13,102	25,881	40,490
Shinhan Capital	Interest income		7,372	7,863	23,389	24,863
Jeju Bank	Interest income		7	453	1,000	1,365

		~~W~~	16,430	23,974	56,793	73,033

[Expense incurred]
Shinhan Bank	Rental	~~W~~	4	13	34	65

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(10) Related Party Transactions, Continued
     (b) Significant balances with the related parties as of September 30, 2006 and December 31, 2005 were as follows:
(in millions of Won)

Related party	Account	2006		2005
[Receivable balances]
Shinhan Bank	Due from banks	~~W~~	286,542	64,371
	Guarantee deposits paid		9,915	9,915
	Privately placed bonds		—	50,000
	Accounts receivable		22,580	12,208
	Accrued income		83	155
	Deposit for severance benefits		664	827
Good Morning Shinhan Securities	Loans in Won		170,000	70,000
	Accounts receivable		2,758	725
	Accrued income		1,569	619
Shinhan Life Insurance	Accounts receivable		786	—
Shinhan Card	Loans in Won		550,000	750,000
	Accounts receivable		1,106	758
	Accrued income		4,199	4,336
Shinhan Capital	Loans in Won		500,000	500,000
	Loans in foreign currencies		66,164	70,910
	Accounts receivable		628	562
	Accrued income		2,919	3,156
Jeju Bank	Loans in Won		—	20,000
	Privately placed bonds		—	23,140
	Accrued income		—	200
Shinhan Credit Information	Accounts receivable		167	112

		~~W~~	1,620,080	1,581,994

[Payable balances]
Shinhan Card	Accounts payable	~~W~~	234	309

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(10) Related Party Transactions, Continued
     (c) The guarantees and acceptances provided between the related parties as of September 30, 2006 were as follows:
(in millions of Won)

Creditor	Debtor	Account	Amount guaranteed
Shinhan Financial Group	SH&C Life Insurance	Guarantees for loans	~~W~~	7,000
Shinhan Bank	Shinhan Card	Guarantees in foreign currencies		473
”	Shinhan Capital	Letter of credit		6,142
”	Shinhan Finance	Guarantees for loans		15,725
”	Shinhan Asia	Guarantees for letter of credit		3,355

			~~W~~	32,695

     (d) Compensation of key management personnel for the nine-month period ended September 30, 2006 was as follows:
(in millions of Won)

	Total
	compensation
Short-term salaries	~~W~~	4,402
Share-based benefits		7,417

	~~W~~	11,819

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(11) Assets and Liabilities Denominated in Foreign Currency
     Assets and liabilities denominated in foreign currency as of September 30, 2006 and December 31, 2005 were as follows:
(in millions of Won and thousands of U.S. dollars)

	Foreign currency		Won equivalent
	2006	2005	2006		2005
Assets:
Loans	$70,000	70,000	~~W~~	66,164	70,910
Other assets	516	388		488	393

	$70,516	70,388	~~W~~	66,652	71,303

Liabilities:
Borrowings	$70,000	70,000	~~W~~	66,164	70,910
Other liabilities	499	371		471	376

	$70,499	70,371	~~W~~	66,635	71,286

(12) Commitments and Contingencies
On July 9, 2003, the Company made an agreement with the Korea Depository Insurance Corporation (“KDIC”) to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Under the agreement, the Company would be required to pay a contingent consideration (“Earn Out Payment”) to the KDIC in relation to the earnings of Chohung Bank in the future with the following details:

▪ Amount	:	20% of the total net income of Chohung Bank for fiscal years 2004, 2005 and 2006 in excess of ~~W~~1,800 billion

▪ Payment date	:	within 30 days after the date that the above amount is determined for fiscal year 2006
The contingent consideration was not included in the acquisition cost, because the amount was not determinable.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(13) Capital Stock
(a)	As of September 30, 2006 and December 31, 2005, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate
	shares	(%) (*)	Redeemable period
Redeemable preferred stock:
Series 2	9,316,792	4.04	August 19, 2005 - August 18, 2007
Series 3	9,316,792	4.04	August 19, 2006 - August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 7	2,433,334	7.46	July 19, 2008 - August 18, 2008
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010

	39,767,169

(*)	Based on issue price
Series 1 and Series 6 of redeemable preferred stocks of 9,316,792 shares and 3,500,000 shares, respectively were redeemed for the nine-month period ended September 30, 2006. Therefore, capital stock amount differs from the total par value of outstanding capital stocks.

(b)	Details of changes in capital stock for the nine-month period ended September 30, 2006 and the year ended December 31, 2005 were as follows:

		(in millions of Won, except shares)

	Number of	Capital		Preferred	Capital
	shares	stock		stock	surplus
Balance at January 1, 2005	416,623,575	~~W~~	1,596,595	486,523	3,718,623
Share exchange	17,528,000		87,640	—	641,427
Preferred stock converted into common stock	—		111,802	(111,802)	—
Disposition of treasury stock	—		—	—	62

Balance at December 31, 2005	434,151,575	~~W~~	1,796,037	374,721	4,360,112

Redemption of redeemable preferred stocks	(12,816,792)		—	—	—

Preferred stock converted into common stock	—		111,801	(111,801)	(30)

Balance at September 30, 2006	421,334,783		1,907,838	262,920	4,360,082

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(14)	Retained Earnings

Retained earnings as of September 30, 2006 and December 31, 2005 consisted of the following:

	(in millions of Won)

	Won
	2006		2005
Legal reserve	~~W~~	396,928	223,722
Retained earnings before appropriation		2,956,985	2,736,633

	~~W~~	3,353,913	2,960,355

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.

(12)	Capital Adjustments

Details of capital adjustments as of September 30, 2006 and December 31, 2005 were as follows:

	(in millions of Won)

	Won
	2006		2005
Unrealized gain on equity method investment securities, net	~~W~~	980,778	628,630
Stock options (note 16)		31,701	17,162

	~~W~~	1,012,479	645,792

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(16)	Stock Options
(a)	Details of stock options granted as of September 30, 2006 and December 31, 2005 were as follows:

	1st grant		2nd grant		3rd grant		4th grant		5th grant
Grant date	May 22, 2002		May 15, 2003		March 25, 2004		March 30, 2005		March 21, 2006
Options granted		1,004,200		1,156,300		1,301,600		2,695,200		3,296,200
Options forfeited or exercised		379,135		417,887		136,577		694,708		6,111

Options outstanding		625,065		738,413		1,165,023		2,000,492		3,290,089
Type of stock options	Cash-settled options						Cash-settled or equity-settled options
Exercise price in Won	~~W~~	18,910	~~W~~	11,800	~~W~~	21,595	~~W~~	28,006	~~W~~	38,829
Vesting period	Within four years after two				Within three years after two		Within four years after three
	years from granted				years from granted		years from granted
Forfeited period	After six years from grant date				After five years from grant date		After seven years from grant date
Assumptions used to determine the fair value of options:
Risk-free interest rate		—		—		—		4.07%		5.02%
Expected exercise period		—		—		—	5 years		5 years
Expected stock price volatility		—		—		—		17.92%		13.43%
Expected dividend yield		—		—		—		—		—
Expected ratios of no-exercise		—		—		—		—		—
Weighted average fair value		—		—		—	~~W~~	11,201	~~W~~	16,668
With respect to the stock options granted on March 25, 2004, the Company decided to pay the difference between the market price and the exercise price in cash for the nine-month period ended September 30, 2006 and determined to apply the intrinsic value method to those stock options. As a result, stock options decreased by ~~W~~8,538 million (decrease in accounts receivable of ~~W~~6,508 million and increase in accrued expenses of ~~W~~2,030 million).

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(16)	Stock Options, Continued
(b)	Changes in stock compensation costs for the nine-month period ended September 30, 2006 were as follows:

				(in millions of Won)

		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
1st	Recorded at beginning of the period	~~W~~	2,934	12,144	15,078
	Incurred during the period		307	(25)	282
	To be recorded in subsequent periods		—	—	—

2nd	Recorded at beginning of the period		4,334	19,053	23,387
	Incurred during the period		408	(398)	10
	To be recorded in subsequent periods		—	—	—

3rd	Recorded at beginning of the period		2,030	6,508	8,538
	Incurred during the period		4,335	12,628	16,963
	To be recorded in subsequent periods		—	—	—

4th	Recorded at beginning of the period		767	7,858	8,625
	Incurred during the period		818	7,694	8,512
	To be recorded in subsequent periods		391	4,880	5,271

5th	Recorded at beginning of the period		—	—	—
	Incurred during the period		2,057	12,507	14,564
	To be recorded in subsequent periods		5,641	34,636	40,277
For the 4th and 5th stock options granted, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of the Company. Therefore, in relation to those stock options, stock compensation costs have been recorded as long-term payables by the subsidiaries and as accounts receivable by the Company.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(17)	General and Administrative Expense

Details of general and administrative expense for the three-month and nine-month periods ended September 30, 2006 and 2005 were as follows:
(in millions of Won)

	Won
	Three-month period ended			Nine-month period ended
	September 30,			September 30,
	2006		2005	2006	2005
Salaries	~~W~~	4,865	6,151	19,147	15,560
Provision for retirement and severance benefits		501	98	859	437
Other employee benefits		229	290	988	1,414
Rental		142	127	446	387
Entertainment		272	205	696	590
Depreciation		159	180	461	470
Amortization		74	29	220	86
Provision for doubtful debts		495	—	—	—
Taxes and dues		1,202	1,062	1,855	1,666
Advertising		1	3	19	6
Fees and commission		1,880	604	6,123	4,168
Other		462	1,050	1,830	2,740

	~~W~~	10,282	9,799	32,644	27,524

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(18)	Income Taxes
(a)	The Company is subject to income taxes based on taxable income, which result in a normal tax rate of 27.5%. For the nine-month periods ended September 30, 2006 and 2005, the Company recognized no income tax expense.

(b)	Changes in significant accumulated temporary differences and tax effects for the nine-month period ended September 30, 2006 and the year ended December 31, 2005 were as follows:
(in millions of Won)

	2006
	Beginning				Ending
	balance (*1)		Increase	Decrease	balance
Temporary differences:

Securities	~~W~~	(3,427,679)	(1,879,305)	(1,986,374)	(3,320,610)
Retirement and severance benefits		828	313	337	804
Accrued income		(299)	—	(299)	—
Deposit for severance benefit insurance		(828)	—	(162)	(666)
Stock options		17,163	23,076	8,538	31,701
Other		(7,098)	(13,836)	(7,223)	(13,711)

		(3,417,913)	(1,869,752)	(1,985,183)	(3,302,482)

Unrealizable temporary differences (*2)		3,421,190			3,311,563

Net temporary differences	~~W~~	3,277			9,081

Tax effects of temporary differences		901			2,497

Tax effects of tax loss carryforwards		5,133			955

Net tax effects	~~W~~	6,034			3,452

Tax effects recorded in financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year tax return is reflected in the current period.

(*2)	Unrealizable temporary differences as of September 30, 2006 is comprised of ~~W~~3,315,204 million related to equity method income less ~~W~~3,641 million related to stock options.
The net tax effects of ~~W~~3,452 million as of September 30, 2006 were not recognized as deferred tax assets due to uncertainty of realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(18)	Income Taxes, Continued
(in millions of Won)

	2005
	Beginning				Ending
	balance (*1)		Increase	Decrease	balance
Temporary differences:

Securities	~~W~~	(1,371,425)	(2,050,871)	5,383	(3,427,679)
Retirement and severance benefits		466	499	137	828
Accrued income		(299)	(299)	(299)	(299)
Deposit for severance benefit insurance		(466)	(509)	(147)	(828)
Stock option		8,842	12,715	4,942	16,615
Other		(6,203)	(4,248)	(3,354)	(7,097)

		(1,369,085)	(2,042,713)	6,662	(3,418,460)

Unrealizable temporary differences(*2)		1,369,044			3,421,737

Net temporary differences	~~W~~	(41)			3,277

Tax effects of temporary differences		(11)			901

Tax effects of tax loss carryforwards		—			5,284

Net tax effects	~~W~~	(11)			6,185

Tax effects recorded in financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year tax return is reflected in the current period.

(*2)	Unrealizable temporary differences as of December 31, 2005 is comprised of ~~W~~3,423,986 million related to equity method income less ~~W~~2,249 million related to stock options.
The net tax effects of ~~W~~6,185 million as of December 31, 2005 were not recognized as deferred tax assets due to uncertainty as to their realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(19)	Earnings Per Share
(a)	Earnings per share

Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s ordinary income and net earnings per share for the three-month and nine-month periods ended September 30, 2006 and 2005 were as follows:
(in millions of Won, except per share)

	Three-month period			Nine-month period
	ended September 30,			ended September 30,
	2006		2005	2006	2005
Net income for period	~~W~~	510,166	407,391	1,582,225	1,265,875
Less: dividends on preferred stock		13,925	29,022	41,320	86,119

Ordinary income available for common stock		496,241	378,369	1,540,905	1,179,756
Weighted average number of common shares outstanding		372,783,977	310,333,444	371,403,869	310,327,768

Ordinary income per share in Won	~~W~~	1,331	1,219	4,149	3,802

Net income per share in Won	~~W~~	1,331	1,219	4,149	3,802

(b)	Diluted earnings per share

For the nine-month period ended September 30, 2006, if stock options had been exercised, 5,350,222 shares of common stock would have been issued and the weighted average number of common shares outstanding would have been 371,403,869.

Details of diluted ordinary/net earnings per share due to dilutive effects for the three-month and nine-month periods ended September 30, 2006 and 2005 were as follows:
(in millions of Won, except per share)

	Three-month period			Nine-month period
	ended September 30,			ended September 30,
	2006		2005	2006	2005
Ordinary income available for common stock	~~W~~	496,241	378,369	1,540,905	1,179,756
Add: dividends on convertible preferred stock		—	4,118	—	12,220
stock compensation costs		—	820	—	820

Diluted ordinary income/net earnings		496,241	383,307	1,540,905	1,192,796
Weighted average number of common shares outstanding		372,783,977	355,936,103	371,403,869	355,345,621

Diluted ordinary income per share in Won	~~W~~	1,331	1,077	4,149	3,357

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(19) Earnings Per Share, Continued
     (c) Convertible stock and stock options

		Number of shares
	Convertible period	to be issued
Stock options	March 30, 2008 - March 29, 2012	2,000,492
Stock options	March 21, 2009 - March 20, 2013	3,290,089

		5,290,581

(d)	Ordinary income per share and net earnings per share for the three-month period ended March 31 and June 30, 2006 and the year ended December 31, 2005 were as follows:
(In Won)

			Three-month	Three-month
	Year ended		ended	ended
	December 31,		March 31,	June 30,
	2005		2006	2006
Ordinary income and net earnings per share	~~W~~	4,874	1,295	1,630
Diluted ordinary income and net earnings per share		4,591	1,220	1,537
(20) Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the three-month and nine-month periods ended September 30, 2006 and 2005 were as follows:
(in millions of Won)

	Three-month period			Nine-month period
	September 30,			September 30,
	2006		2005	2006	2005
Contingent liabilities recorded as accounts payable	~~W~~	—	220,714	—	220,714
Changes in capital adjustments from the application of the equity method		383,699	65,177	352,148	148,956
Changes in retained earnings from the application of the equity method		(588)	(64,292)	(105,753)	(32,161)
Stock options recorded as accounts receivable		8,313	3,760	20,201	4,721
Appropriation of retained earnings as legal reserve		—	—	173,207	105,030
Conversion of Redeemable convertible preferred stocks		111,801	—	111,801	—

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(21) Condensed Financial Statements of Subsidiaries and Joint Venture Companies
     (a) Balance sheets
The condensed balance sheets of subsidiaries and joint venture companies as of September 30, 2006 and December 31, 2005 were as follows:
(in millions of Won)

	2006
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	158,393,388	149,185,045	9,208,343
Good Morning Shinhan Securities		4,217,501	3,387,163	830,338
Shinhan Life Insurance		5,781,753	5,374,346	407,407
Shinhan Card		3,532,874	2,945,119	587,755
Shinhan Capital		1,648,045	1,471,118	176,927
Shinhan BNP Paribas ITMC		55,648	7,819	47,829
Jeju Bank		2,311,535	2,175,327	136,208
SH&C Life Insurance		923,413	883,953	39,460
Shinhan Macquarie		12,999	14,629	(-)1,630
Shinhan Credit Information		12,417	2,770	9,647
Shinhan PE		8,967	272	8,695

	~~W~~	176,898,540	165,447,561	11,450,979

(in millions of Won)

	2005
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	75,641,968	71,042,501	4,599,467
Chohung Bank		66,609,526	62,783,304	3,826,222
Good Morning Shinhan Securities		3,882,713	3,122,337	760,376
Shinhan Life Insurance		5,129,302	4,810,804	318,498
Shinhan Card		1,532,291	1,314,592	217,699
Shinhan Capital		1,400,829	1,251,895	148,934
Shinhan BNP Paribas ITMC		53,437	5,233	48,204
Jeju Bank		2,051,202	1,931,693	119,509
SH&C Life Insurance		708,175	677,150	31,025
Shinhan Macquarie		11,848	9,320	2,528
Shinhan Credit Information		12,073	2,810	9,263
Shinhan PE		8,826	85	8,741

	~~W~~	157,042,190	146,951,724	10,090,466

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(21)	Condensed Financial Statements of Subsidiaries and Joint Venture Companies, Continued
(b)	Statements of Income
Condensed statements of income of subsidiaries and joint venture companies for the three-month and nine-month periods ended September 30, 2006 and 2005 are as follows:

(in millions of Won)
	Nine-month period ended September 30, 2006
	Operating		Operating	Operating	Ordinary	Net
Subsidiaries	revenue		expense	income (loss)	income (loss)	income (loss)

Shinhan Bank	~~W~~	11,062,370	9,585,234	1,477,136	1,955,739	1,410,116
Good Morning Shinhan Securities		946,756	851,922	94,834	112,005	80,958
Shinhan Life Insurance		1,660,500	1,539,749	120,751	132,886	97,202
Shinhan Card		585,749	435,516	150,233	145,387	187,059
Shinhan Capital		147,934	118,510	29,424	55,621	43,128
Shinhan BNP Paribas ITMC		18,467	9,051	9,416	9,450	6,824
Jeju Bank		106,975	89,911	17,064	18,034	17,375
SH&C Life Insurance		40,245	44,723	(–)4,478	8,302	7,292
Shinhan Macquarie		16,791	17,402	(–)611	(–)15	(–)125
Shinhan Credit Information		18,911	16,206	2,705	3,024	2,202
Shinhan PE		2,244	2,273	(–)29	155	(–)123

	~~W~~	14,606,942	12,710,497	1,896,445	2,440,588	1,851,908

(in millions of Won)
	Nine-month period ended September 30, 2005
	Operating		Operating	Operating	Ordinary	Net
Subsidiaries	revenue		expense	income (loss)	income (loss)	income (loss)

Shinhan Bank	~~W~~	4,682,622	3,941,206	741,416	832,653	604,524
Chohung Bank		5,635,103	5,141,260	493,843	539,969	537,032
Good Morning Shinhan Securities		623,847	555,287	68,560	75,221	54,235
Shinhan Card		306,961	255,442	51,519	53,446	53,446
Shinhan Capital		149,767	120,112	29,655	28,030	19,723
Shinhan BNP Paribas ITMC		13,891	6,792	7,099	7,379	5,330
Jeju Bank		96,469	88,051	8,418	9,210	9,210
SH&C life Insurance		35,303	35,633	(–)330	4,984	4,351
e-Shinhan		1,265	2,063	(–)798	(–)764	(–)764
Shinhan Macquarie		20,621	12,325	8,296	8,400	5,498
Shinhan Credit Information		17,807	14,957	2,850	2,858	2,056
Shinhan PE		225	1,029	(–)804	(–)850	(–)572

	~~W~~	11,583,881	10,174,157	1,409,724	1,560,536	1,294,069

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(21)	Condensed Financial Statements of Subsidiaries and Joint Venture Companies, Continued

(in millions of Won)
	Three-month period ended September 30, 2006
	Operating		Operating	Operating	Ordinary	Net
Subsidiaries	revenue		expense	income (loss)	income (loss)	income (loss)

Shinhan Bank	~~W~~	3,234,874	2,741,806	493,068	639,386	461,732
Good Morning Shinhan Securities		290,340	270,903	19,437	27,460	19,760
Shinhan Life Insurance		565,110	519,213	45,897	49,383	36,500
Shinhan Card		239,778	145,289	94,489	92,410	66,936
Shinhan Capital		49,116	36,621	12,495	18,973	13,829
Shinhan BNP Paribas ITMC		6,581	3,288	3,293	3,286	2,378
Jeju Bank		37,554	78,684	(–)41,130	4,318	4,128
SH&C Life Insurance		12,747	14,162	(–)1,415	5,638	4,378
Shinhan Macquarie		1,500	5,268	(–)3,768	(–)3,850	(–)2,832
Shinhan Credit Information		6,571	5,481	1,090	1,148	835
Shinhan PE		756	465	291	360	248

	~~W~~	4,444,927	3,821,180	623,747	838,512	607,892

(in millions of Won)
	Three-month period ended September 30, 2005
	Operating		Operating	Operating	Ordinary	Net
Subsidiaries	revenue		expense	income (loss)	income (loss)	income (loss)

Shinhan Bank	~~W~~	1,361,586	1,150,498	211,088	224,673	160,942
Chohung Bank		1,589,476	1,395,095	194,381	183,964	181,811
Good Morning Shinhan Securities		293,283	244,710	48,573	50,309	36,195
Shinhan Card		103,851	78,001	25,850	25,894	25,894
Shinhan Capital		43,619	35,246	8,373	7,150	5,180
Shinhan BNP Paribas ITMC		5,068	2,521	2,547	2,535	1,891
Jeju Bank		32,717	32,751	(–)34	400	400
SH&C life Insurance		12,748	13,078	(–)330	2,386	1,753
e-Shinhan		232	693	(–)461	(–)444	(–)444
Shinhan Macquarie		3,534	1,604	1,930	1,891	875
Shinhan Credit Information		5,823	5,036	787	828	604
Shinhan PE		225	336	(–)111	(–)265	13

	~~W~~	3,452,162	2,959,569	492,593	499,321	415,114

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(22)	Financing and Operating Status of the Company, Subsidiaries and Joint Venture Companies
(a)	The financing status of the Company and its subsidiaries as of September 30, 2006 and December 31, 2005 was as follows:

(b)

(in millions of Won)
	2006
	Deposits		Borrowings	Debentures(*)	Total

Shinhan Financial Group	~~W~~	—	356,164	2,673,792	3,029,956
Shinhan Bank		89,975,753	16,494,986	23,075,880	129,546,619
Good Morning Shinhan Securities		707,436	884,751	—	1,592,187
Shinhan Life Insurance		—	—	—	—
Shinhan Card		—	1,407,100	1,283,831	2,690,931
Shinhan Capital		—	879,440	428,365	1.307,805
Jeju Bank		1,885,749	108,289	55.260	2,049,298

	~~W~~	92,568,938	20,130,730	27,517,128	140,216,796

(*)	Net of discount on debentures

(in millions of Won)
	2005
	Deposits		Borrowings	Debentures(*)	Total

Shinhan Financial Group	~~W~~	—	156,098	2,126,043	2,282,141
Shinhan Bank		43,996,904	9,096,330	12,327,937	65,421,171
Chohung Bank		41,404,815	5,788,793	7,848,891	55,042,499
Good Morning Shinhan Securities		913,795	829,425	—	1,743,220
Shinhan Life Insurance		—	47,000	—	47,000
Shinhan Card		—	1,025,500	179,544	1,205,044
Shinhan Capital		—	721,885	345,201	1,067,086
Jeju Bank		1,681,985	89,689	35,000	1,806,674

	~~W~~	87,997,499	17,754,720	22,862,616	128,614,835

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(22)	Financing and Operating Status of the Company, Subsidiaries and Joint Venture Companies, Continued
(b)	The operating status of the Company and its subsidiaries as of September 30, 2006 and December 31, 2005 was as follows:

(in millions of Won)
	2006
				Cash and due
	Loans (*)		Securities	from banks	Total

Shinhan Financial Group	~~W~~	1,279,733	12,290,624	286,545	13,856,902
Shinhan Bank		109,819,926	25,514,184	5,859,035	141,193,145
Good Morning Shinhan Securities		446,951	1,668,032	36,353	2,151,336
Shinhan Life Insurance		1,336,772	2,581,284	419,851	4,337,907
Shinhan Card		3,032,433	24,975	2,562	3,059,970
Shinhan Capital		1,317,613	137,426	83,012	1,538,051
Shinhan BNP Paribas ITMC		591	5,178	38,683	44,452
Jeju Bank		1,698,324	382,738	90,347	2,171,409
SH&C Life Insurance		18,382	50,249	998	69,629
Shinhan Macquarie		—	—	7,706	7,706
Shinhan Credit Information		—	—	6,565	6,565
Shinhan PE		—	—	7,337	7,337

	~~W~~	118,950,725	42,654,690	6,838,994	168,444,409

(*)	Net of allowance for loan losses and present value discounts

(in millions of Won)
	2005
				Cash and due
	Loans (*)		Securities	from banks	Total

Shinhan Financial Group	~~W~~	1,476,630	10,882,359	64,374	12,423,363
Shinhan Bank		55,191,023	13,289,065	2,301,465	70,781,553
Chohung Bank		44,648,308	10,644,933	2,171,777	57,465,018
Good Morning Shinhan Securities		302,457	2,161,569	921,164	3,385,190
Shinhan Life Insurance		1,377,904	2,034,360	421,028	3,833,292
Shinhan Card		1,479,533	414	5,876	1,485,823
Shinhan Capital		1,061,971	131,623	115,388	1,308,982
Shinhan BNP Paribas ITMC		620	10,307	34,098	45,025
Jeju Bank		1,416,748	348,658	108,971	1,874,377
SH&C Life Insurance		372	48,023	23,031	71,426
Shinhan Macquarie		—	—	9,318	9,318
Shinhan Credit Information		—	—	6,011	6,011
Shinhan PE		—	846	6,967	7,813

	~~W~~	106,955,566	39,552,157	6,189,468	152,697,191

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(23)	Contribution of Subsidiaries and Joint Venture Companies to the Company’s Net Income

Effects under the equity method on the Company’s net income for the three-month and nine-month periods ended September 30, 2006 and 2005 are as follows:

	(in millions of Won, except ratio)
	Three-month period ended		Nine-month period ended
	September 30, 2006		September 30, 2006
	Amount	Ratio (%)	Amount	Ratio (%)

Gain (loss) from equity method on:
Shinhan Bank	~~W~~411,378	78.67	~~W~~1,278,735	78.31
Good Morning Shinhan Securities	15,930	3.05	63,875	3.91
Shinhan Life Insurance	15,947	3.05	55,212	3.38
Shinhan Card	59,423	11.36	171,032	10.47
Shinhan Capital	13,923	2.66	43,104	2.64
Shinhan BNP Paribas ITMC	1,189	0.23	3,412	0.21
Jeju Bank	2,673	0.51	11,218	0.69
SH&C Life Insurance	1,999	0.38	3,456	0.21
Shinhan Macquarie	(601)	(0.11)	727	0.04
Shinhan Credit Information	835	0.16	2,185	0.13
Shinhan PE	247	0.05	(46)	0.00

	522,943	100.00	1,632,910	100.00

Other income	33,299		78,579
Other expense	(46,076)		(129,264)

Net income for period	~~W~~510,166		~~W~~1,582,225

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(23)	Contribution of Subsidiaries and Joint Venture Companies to the Company’s Net Income, Continued
(in millions of Won, except ratio)

	Three-month period ended			Nine-month period ended
	September 30, 2005			September 30, 2005
	Amount		Ratio (%)	Amount		Ratio (%)
Gain (loss) from equity method on:
Shinhan Bank	~~W~~	160,943	38.15	~~W~~	604,524	46.39
Chohung Bank		195,165	46.26		569,962	43.74
Good Morning Shinhan Securities		31,841	7.55		41,520	3.19
Shinhan Card		25,894	6.14		52,946	4.06
Shinhan Capital		5,031	1.19		19,358	1.49
Shinhan BNP Paribas ITMC		945	0.22		2,665	0.20
Jeju Bank		446	0.11		6,338	0.49
SH&C Life Insurance		877	0.21		2,176	0.17
e-Shinhan		(327)	(0.08)		(562)	(0.04)
Shinhan Macquarie		446	0.11		2,755	0.21
Shinhan Credit Information		604	0.14		2,056	0.16
Shinhan PE		18	0.00		(572)	(0.04)

		421,883	100.00		1,303,166	100.00

Other income		25,710			76,067
Other expense		(40,202)			(113,356)

Net income for period	~~W~~	407,391		~~W~~	1,265,875

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements, Continued
September 30, 2006
(Unaudited)
(24)	Allowance for Loan Losses of the Company, Subsidiaries and Joint Venture Companies

Changes in the allowance for loan losses of the Company, its subsidiaries and joint venture companies for the nine-month period ended September 30, 2006 and the year ended December 31, 2005 were as follows:
(in millions of Won)

	2006
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,420	(989)	6,431
Shinhan Bank		1,572,829	95,553	1,668,382
Good Morning Shinhan Securities		27,256	3,562	30,818
Shinhan Life Insurance		17,740	(2,620)	15,120
Shinhan Card		67,400	125,516	192,916
Shinhan Capital		30,373	1,471	31,844
Shinhan BNP Paribas ITMC		18	4	22
Jeju Bank		25,146	(2,645)	22,501
SH&C Life Insurance		46	(3)	43
Shinhan Macquarie		3	13	16
Shinhan Credit Information		1	—	1

	~~W~~	1,748,232	219,862	1,968,094

(in millions of Won)

	2005
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	8,794	(1,374)	7,420
Shinhan Bank		743,506	(59,949)	683,557
Chohung Bank		1,006,721	(117,449)	889,272
Good Morning Shinhan Securities		29,416	(2,160)	27,256
Shinhan Life Insurance		—	17,740	17,740
Shinhan Card		47,831	19,569	67,400
Shinhan Capital		27,021	3,352	30,373
Shinhan BNP Paribas ITMC		13	5	18
Jeju Bank		32,145	(6,999)	25,146
SH&C Life Insurance		15	31	46
Shinhan Macquarie		53	(50)	3
Shinhan Credit Information		—	1	1

	~~W~~	1,895,515	(147,283)	1,748,232